PRIVATE CLIENT SERVICES, LLC
(S.E.C. I.D. No 8-68183)

STATEMENT OF FINANCIAL CONDITION

FISCAL YEAR-ENDED DECEMBER 31, 2025

AND

INDEPENDENT AUDITORS' REPORT



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SEC FILE NUMBER
8-68183

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Private Client Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2225 Lexington Road
(No. and Street)

Louisville	KY	40206
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ernest Sampson	(502) 992-3540	esampson@pcsbd.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rodefer Moss & Co, PLLC
(Name – if individual, state last, first, and middle name)

608 Mabry Hood Road	Knoxville	TN	37932
(Address)	(City)	(State)	(Zip Code)

11/05/2003	910
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ernest Sampson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Private Client Services, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JACQUELINE LEE KAPP
Notary Public
Commonwealth of Kentucky
Commission Number KYNP57979
My Commission Expires Sep 10, 2026

Jacqueline Lee Kapp

Signature: [signature]

Title: Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Private Client Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Private Client Services, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Private Client Services, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Private Client Services, LLC's management. Our responsibility is to express an opinion on Private Client Services, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Private Client Services, LLC's in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC

We have served as Private Client Services, LLC's auditor since 2011.
Knoxville, Tennessee
February 27, 2026

PRIVATE CLIENT SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	1,864,845
Deposit with clearing firm		250,000
Deposits with clearing organizations and others		51,045
Due from clearing broker		4,362,757
Securities owned, at fair value		1,050
Accounts receivable		126,833
Commissions and fees receivable		3,910,542
Prepaid assets and other		999,909
Right-of-use asset, net		68,942
Furniture, equipment, software and leasehold improvements, net		65,816
TOTAL ASSETS	**$**	**11,701,739**

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expense	$	464,720
Commissions and fees payable		4,628,757
Deferred revenue		2,827,883
Operating lease liabilities		70,982
TOTAL LIABILITIES		**7,992,342**
MEMBER'S EQUITY		**3,709,397**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**11,701,739**

The accompanying notes are an integral part of these financial statements

PRIVATE CLIENT SERVICES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Activities – Private Client Services, LLC ("PCS" or "the Company") is a dual registrant with the Financial Industry Regulatory Authority, Inc. (FINRA), the Securities and Exchange Commission (SEC) and with various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemption provision of the SEC Rule 15c3-3(k)(2)(ii) and other business activities contemplated by Footnote 74 due to servicing fees revenue.

Entity – These financial statements contain only the assets, liabilities, revenues, and expenses specifically related to the business activities of the Company.

The Company's duration shall be perpetual, unless sooner dissolved in accordance with the operating agreement.

Revenue Recognition – The Company recognizes revenue from variable annuity and mutual fund products, including trailing fees, when commissions and fees are received. An estimate is recorded for commissions and fees earned but not yet received at the reporting date.

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur. Settlement date represents the point at which the transaction is completed and the Company's performance obligation related to the transaction has been satisfied.

Investment advisory fees are billed and received quarterly and are recognized as earned on a pro rata basis over the term of the advisory contract.

Revenue is disaggregated by major source, consisting primarily of commission-based revenue from securities and insurance product transactions and recurring investment advisory fee revenue, as these revenue streams have different timing and economic characteristics.

Basis of Accounting – The Company uses the accrual basis of accounting.

Cash Equivalents – For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Commissions and Registered Representative Receivables – Receivables are stated at their estimated collectible amounts and comprise amounts billed and currently due from customers. The Company extends credit to customers in the normal course of business. Collections from customers are continuously monitored and an allowance for credit losses is maintained based on historical experience adjusted for current conditions and reasonable forecasts, taking into account industry-specific economic factors. The Company also considers any specific customer collection issues.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Considering that commission and fee receivables are largely similar, the Company evaluates its allowance for credit losses as one portfolio segment. At origination, the Company evaluates credit risk based on a variety of credit quality factors including prior payment experience, customer financial information, credit ratings, probabilities of default, industry trends and other internal metrics. On a continuing basis, data for each major customer is regularly reviewed based on past-due status to evaluate the adequacy of the allowance for credit losses; actual write-offs are charged against the allowance. Management has determined that an allowance for credit loss related to receivables was not required as of December 31, 2025.

Accounting Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Tax Status – The Company is treated as a pass-through entity for U.S. federal income tax purposes. Accordingly, the Company is not subject to U.S. federal income taxes at the entity level, and taxable income or loss is reported by its member(s). As a result, no provision for U.S. federal income taxes is included in the accompanying financial statements.

PCS is subject to certain state and local taxes that are imposed at the entity level, including franchise and privilege taxes that are based on net worth or capital. The Company is also subject to Tennessee excise taxes that are based on income. The amounts incurred for such state and local taxes during the year were not material to the financial statements. Accordingly, no current or deferred income tax assets or liabilities have been recorded. The Company has not elected to participate in any state pass-through entity income tax regimes.

The Company evaluates tax positions based on applicable authoritative guidance and recognizes the effect of uncertain tax positions when it is more likely than not that the position will be sustained upon examination. The Company's policy is to recognize interest and penalties, if any, related to unrecognized tax benefits in other operating expenses. Management is not aware of any uncertain tax positions that would require recognition or disclosure in the accompanying financial statements.

Equipment and Depreciation – Property and equipment are carried at cost and include expenditures for computer equipment. Depreciation is computed on the straight-line basis and depreciable lives are generally 5 years.

Expenditures for normal repairs and maintenance are charged to operations as incurred. The cost of property or equipment retired or otherwise disposed, and the related accumulated depreciation are removed from the accounts in the year of disposal with the resulting gain or loss reflected in earnings or in the cost of the replacement asset.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The provision for depreciation and amortization was $30,196 for the year ended December 31, 2025. Furniture, equipment, software and leasehold improvements are presented net of accumulated depreciation and amortization of $290,173 on the Statement of Financial Condition at December 31, 2025.

Subsequent Events – The Company has evaluated events or transactions through February 27, 2026 for items that should potentially be recognized or disclosed.

Leases – PCS leases office space under noncancelable operating lease arrangements. At lease commencement, the Company recognizes a lease liability representing the present value of future lease payments and a corresponding right-of-use asset.

Lease payments include fixed payments and variable payments that depend on an index or a rate. When the rate implicit in a lease is not readily determinable, the Company uses its incremental borrowing rate at lease commencement to measure the lease liability. The Company's incremental borrowing rates at lease commencement ranged from 8.0% to 8.5%.

No impairment of right-of-use assets was recognized as of December 31, 2025.

Fair Value Measurements – PCS measures fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are determined using valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

Observable inputs reflect market data obtained from independent sources and represent assumptions that market participants would use in pricing assets or liabilities. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing assets or liabilities based on the best information available in the circumstances.

Fair value measurements are classified in their entirety within a three-level hierarchy based on the lowest level input that is significant to the valuation. The hierarchy prioritizes inputs as follows:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as certain U.S. Treasury securities that are traded by dealers or brokers in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is determined using model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The fair value of securities owned is the amount at which the security could be exchanged in an orderly transaction between market participants at the measurement date. When available, the Company values securities at observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices). In the case of securities transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the securities are principally traded.

Refer to Note 10, Fair Value of Financial Instruments for further information.

NOTE 2 – CLEARING DEPOSIT

The Company maintains a balance of $250,000 with its clearing broker and securities organization, as a minimum balance requirement. As of December 31, 2025, the underlying balance has been reported accordingly in the accompanying statement of financial condition.

NOTE 3 – DUE FROM CLEARING BROKER

The Company clears certain customer transactions through the clearing firms, resulting in cash and cash equivalents due. As of December 31, 2025, this amount was $4,362,757.

NOTE 4 – COMMISSIONS AND FEES

Commissions and fees include brokerage commissions, life insurance commissions, mutual fund, 12b-1 and investment advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transactions prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions
Brokerage commissions. PCS buys and sells securities on behalf of its customers. Each time a customer enters a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the settlement date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the settlement date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Life insurance and variable annuities. PCS receives commissions for selling life insurance and variable annuities to its customers. The Company identifies contracts with customers and the performance obligations in those contracts. The Company recognizes revenue upon completion of the performance obligation, at the transaction price stipulated in each contract.

NOTE 4 – COMMISSIONS AND FEES (continued)

Distribution fees.
The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. PCS may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the settlement date. Thusly, any fixed amounts are recognized on the settlement date. For variable amounts, the company estimates the amount of the fee receivable based on subsequent receipts from each provider. The historic rates are reviewed monthly and updates to the estimates are made at that time. The company believes this process yields materially accurate results and bases its accruals upon these estimates. At December 31, 2025, these amounts were $3,595,000.

Asset Management
Investment advisory fees. PCS provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue on a pro rata basis over the quarter as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Deferred Revenue
Deferred revenue represents revenues collected but not earned. As of December 31, 2025, this amount was $2,827,883. Deferred revenue is primarily composed of annual fees charged to registered representatives for errors and omissions insurance, FINRA licensing and registrations along with the various state registrations. Deferred revenue is recognized monthly through the fiscal year with the corresponding expenses.

NOTE 5 – CONCENTRATION OF CREDIT RISK

PCS's financial instruments that are exposed to concentrations of credit risk consist primarily of cash & cash equivalents and accounts receivable. The Company places its cash & cash equivalents with three financial institutions. At times, such amounts may be in excess of the FDIC insurable limits. The Company has never experienced any losses related to these cash balances.

NOTE 6 – NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (1934 Rule 240.15c3-1), which requires the maintenance of a minimum net capital balance of the greater of $100,000 or 6 2/3% of aggregate indebtedness. In addition, the ratio of aggregate indebtedness to net capital, as derived, must not exceed 15 to 1. On December 31, 2025, the Company's net capital was $2,706,215 which was $2,228,022 in excess of its minimum net capital requirement of $478,193 and the ratio of aggregate indebtedness to net capital was 2.65 to 1.

NOTE 7 – RETIREMENT PLANS

PCS has a deferred compensation 401(k) plan covering substantially all employees who meet certain eligibility requirements.

The Company maintains an Employee Stock Ownership Plan ("ESOP") for eligible employees. The primary purpose of the ESOP is to provide participants with an opportunity to acquire an ownership interest in the Company.

PCS makes contributions to the ESOP in accordance with the terms of the plan. For the year ended December 31, 2025, the Company expects to make a contribution to the ESOP by the due date (including extensions) for filing the Company's federal income tax return for the 2025 tax year.

NOTE 8 – RELATED PARTY TRANSACTIONS

PCS leases its office space from a related entity. There are no other significant related party transactions.

NOTE 9 – LEASES

At December 31, 2025, the Company has two non-cancelable operating lease agreements for office space. The leases expire in 2026 and 2027. The lease that expires in 2026 includes a two-year renewal option that would extend the lease through 2028. Renewal options have not been included in the measurement of the ROU asset or lease liability, as the Company did not exercise the renewal option.

Information about the PCS's leases includes the following as of and for the year ending December 31, 2025:

Operating leases	
Right-of-use asset	$ 68,942
Lease liability	$ 70,982
Operating cash outflows from operating leases	$ 79,928
Lease term and discount rate	
Weighted average remaining lease term (in years)	1.68
Weighted average discount rate	8.02%
Future minimum lease payments are as follows:	
Year ended December 31, 2026	$ 44,808
Year ended December 31, 2027	32,333
Total minimum lease payment	$ 77,141
Less: amounts representing interest	6,159
Present value of lease liability	$ 70,982

See Note 13 for information about a new lease agreement that commenced subsequent to December 31, 2025.

NOTE 10 – FAIR VALUE OF FINANCIAL INSTRUMENT

The Company follows FASB guidance with respect to fair value measurements. This guidance provides a framework for measuring fair value under GAAP, for all financial assets and liabilities measured at fair value on a recurring basis (see Note 1).

The fair value guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The fair value guidance requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value guidance also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels.

The Company had $1,050 of Level 1 equities and no Level 2 or Level 3 financial instruments as of December 31, 2025.

NOTE 11 – RISKS AND UNCERTAINTIES

In the normal course of business, the PCS is subject to various claims and litigation arising from normal business operations. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some legal actions or claims could be decided as unfavorable to the Company. Although the amount of ultimate liabilities with respect to such matters cannot be ascertained, management is of the belief that any resulting liability should not materially affect the financial position of the Company.

NOTE 12 – SEGMENT REPORTING

PCS is engaged in a single line of business as a securities broker-dealer. The Company's revenue streams include commissions, investment advisory fees, servicing fees, and trailing fees. These revenue streams are reported as part of a single operating segment because:

- The Chief Operating Decision Maker (CODM), identified as the CFO and Executive Management Team, evaluates financial performance on a consolidated basis.
- The Company's operations, budgeting, and strategic decisions are managed as a single business unit.
- The financial reporting systems do not track discrete segment performance separately for internal resource allocation.

The Company has assessed its reporting requirements and determined that it operates as a single reportable segment. As a result, the financial information provided in these statements reflects the Company's total financial condition.

PCS derives revenue from various financial products, including mutual funds, annuities, and brokerage commissions.

NOTE 12 – SEGMENT REPORTING (continued)

Geographic Revenue Disclosure:

All revenue is derived from operations within the United States. PCS does not have international operations or geographic segment disclosures

Major Customers Disclosure:

During 2025, no single external customer accounted for more than 10% of total revenues.

NOTE 13 – SUBSEQUENT EVENTS

PCS entered into a new operating lease for office space in Charlotte, North Carolina, which commenced on January 14, 2026. The lease was not in effect as of December 31, 2025 and, accordingly, no right-of-use asset, lease liability, or lease expenses related to this lease has been recognized in the accompanying 2025 financial statements.

Management has evaluated the impact of this lease and expects it to increase the Company's future operating lease commitments; however, the lease is not expected to have a material impact on the Company's financial position or results of operations.